SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29378; File No. 813-00375]

The Blackstone Group, L.P.; Notice of Application

August 5, 2010

<u>Agency</u>:  Securities and Exchange Commission ("Commission").

<u>Action</u>:  Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except section 9, and sections 36 through 53, and the rules and regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

<u>Summary of Application</u>:  Applicant requests an order to exempt certain future partnerships, limited liability companies and other investment vehicles that it and/or its affiliates sponsor ("Partnerships") formed for the benefit of eligible employees of The Blackstone Group, L.P. and its affiliates from certain provisions of the Act.  Each Partnership will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

<u>Applicant</u>:  The Blackstone Group L.P. ("Company").

<u>Filing Dates</u>:  The application was filed on October 16, 2008 and amended on May 14, 2009 and May 27, 2010.  Applicant has agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

<u>Hearing or Notification of Hearing</u>:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on August 30, 2010 and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant, The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

For Further Information Contact:  Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.      The Company is a Delaware limited partnership.  The Company and its "Affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act"), are referred to collectively as "Blackstone."  Blackstone is a global alternative asset manager and provider of financial advisory services.  The alternative asset management businesses include the management of corporate private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation

vehicles, and publicly-traded closed-end mutual funds.  Blackstone also provides various

financial advisory services, including corporate and mergers and acquisitions advisory,

restructuring and reorganization advisory and fund placement services.

2.      Each of the Partnerships will be a limited partnership, limited liability

company, corporation, business trust or other entity organized under the laws of the state of

Delaware or any other U.S. or non–U.S. jurisdiction.  Each Partnership will be identical in

all material respects (other than investment objectives and strategies, form of organization

and related structural and operative provisions contained in the constitutive documents of

such Partnerships).  The Partnerships will be formed as an "employees' securities

company" within the meaning of section 2(a)(13) of the Act and will operate as a

diversified or non-diversified, closed-end management investment company, provided that

the governing documents of a Partnership may provide for periodic subscriptions and

redemptions.[1]  The Partnerships will be established primarily for the benefit of Eligible

Employees (defined below) of the Company or of any Affiliate of the Company as part of a

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[1] Applicant also may implement a pretax plan arrangement ("Pretax Plan").  In this case, no investment vehicle will be formed with respect to such Pretax Plan.  Pursuant to a Pretax Plan, Blackstone will enter into arrangements with certain Eligible Employees, as defined below, of Blackstone, which will generally provide that (a) an Eligible Employee will defer a portion of his or her compensation payable by Blackstone, (b) such deferred compensation will be treated as having been notionally invested in investments designated for these purposes pursuant to the specific compensation plan, and (c) an Eligible Employee will be entitled to receive cash, securities or other property at the times and in the amounts set forth in the specific compensation plan, where the aggregate amount received by such Eligible Employee would be based upon the investment performance of the investments designated for these purposes pursuant to such compensation plan.  The Pretax Plan will not actually purchase or sell any securities. Blackstone expects to offer, through Pretax Plans, economic benefits comparable to what would have been offered in an arrangement where an investment vehicle is formed.  For purposes of the application, a Partnership will be deemed to be formed with respect to each Pretax Plan and each reference in the application to "Partnership," "capital contribution," "General Partner," "Limited Partner," "loans," and "Interest" will be deemed to refer to the Pretax Plan, the notional capital contribution to the Pretax Plan, Blackstone, a participant of the Pretax Plan, notional loans, and participation rights in the Pretax Plan, respectively.

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program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment of high caliber professionals.

3.      The general partner of each Partnership will be an Affiliate of the Company ("General Partner"). Any partner, member of, or other investor in a Partnership (collectively, the "Partners") other than a General Partner is a "Limited Partner" or "Participant." The General Partner of each Partnership will manage, operate, and control that Partnership. The General Partner will be authorized to delegate investment management responsibility to a Blackstone entity or a group of Blackstone employees (the "Investment Manager"). The ultimate responsibility for the Partnerships' investments delegated to an Investment Manager will remain with the General Partner. Any Blackstone entity that is delegated the responsibility of making investment decisions for a Partnership will be registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") (or, in the case of a group of Blackstone employees, be reflected in the Form ADV of the applicable Blackstone entity) if required under applicable law.

4.      The General Partner, Blackstone or any employee of the General Partner or Blackstone may be entitled to receive a performance-based fee (such as a "carried interest") based on the gains and losses of the investment program or of the Partnership's investment portfolio.[2] All Partnership investments are referred to herein collectively as "Portfolio Investments."

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[2] A "carried interest" is an allocation to the General Partner, a Limited Partner, or an Investment Manager based on net gains in addition to the amount allocable to such entity in proportion to its invested capital. A General Partner, Limited Partner or Investment Manager that is registered as an investment adviser under the Advisers Act may charge a carried interest only if permitted by rule 205-3 under the Advisers Act. Any carried interest paid to a General Partner, Limited Partner or Investment Manager that is not registered under the Advisers Act may be paid only if permitted by rule 205-3 as if such General Partner, Limited Partner or Investment Manager were registered under the Advisers Act.

5.      Ownership interests in the Partnerships ("Interests") will be offered without registration in reliance on section 4(2) of the Securities Act of 1933 (the "Securities Act"), or Regulation D under the Securities Act, and will be sold only to "Eligible Employees" and "Qualified Participants," in each case as defined below, or to Blackstone entities.[3] Prior to offering Interests to an Eligible Employee, the General Partner must reasonably believe that the Eligible Employee will be a sophisticated investor capable of understanding and evaluating the risks of participating in the Partnership without the benefit of regulatory safeguards.

6.      An "Eligible Employee" is (a) an individual who is a current or former employee, officer, director, or current "Consultant" of Blackstone and, except for certain individuals who manage the day-to-day affairs of the Partnership in question ("Managing Employees")[4] and a limited number of other employees of Blackstone[5] (collectively, "Non-Accredited Investors"), meets the standards of an accredited investor under rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act, or (b) an entity that is a current "Consultant" of Blackstone and meets the standards of an accredited investor

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[3] If applicant implements a Pretax Plan, participation rights in such Pretax Plan will only be offered to Eligible Employees who are current employees or Consultants, as defined below, of Blackstone.

[4] A Managing Employee may invest in a Partnership if he or she meets the definition of "knowledgeable employee" in rule 3c-5(a)(4) under the Act with the Partnership treated as though it were a "Covered Company" for purposes of the rule.

[5] Such employees must meet the sophistication requirements set forth in rule 506(b)(2)(ii) of Regulation D under the Securities Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee's investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

under rule 501(a) of Regulation D.[6]  A Partnership may not have more than 35 Non-

Accredited Investors.

7.      A "Qualified Participant," is an individual or entity (a) that is an Eligible

Family Member or Qualified Investment Vehicle (in each case as defined below) of an

Eligible Employee, and (b) purchasing an Interest from a Partnership (except as discussed

below) and comes within one of the categories of an "accredited investor" under rule 501(a)

of Regulation D.  An "Eligible Family Member" is a spouse, parent, child, spouse of child,

brother, sister, or grandchild of an Eligible Employee, including step and adoptive

relationships.  A "Qualified Investment Vehicle" is (a) a trust of which the trustee, grantor

and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity

controlled by an Eligible Employee, or (c) a trust or other entity established solely for the

benefit of Eligible Family Members of an Eligible Employee.[7]  A Qualified Investment

Vehicle that is not an accredited investor will be counted in accordance with Regulation D

toward the 35 person limit for Non-Accredited Investors.

8.      The terms of a Partnership will be fully disclosed to each Eligible Employee

and, if applicable, to a Qualified Participant of the Eligible Employee, in the offering

materials, including a copy of the partnership agreement or other organizational document

(the "Partnership Agreement"), which will be furnished prior to the time such person or

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[6] A "Consultant" is a person or entity whom Blackstone has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with Blackstone and Blackstone employees.

[7] The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of "Qualified Investment Vehicle" is intended to enable Eligible Employees to make investments in the Partnerships through personal investment vehicles over which they exercise investment discretion or other investment vehicles the management or affairs of which they otherwise control.  In the case of a partnership, corporation, or other entity controlled by a Consultant entity, individual participants will be limited to senior level employees, members, or partners of the Consultant who will be required to qualify

entity is admitted to the Partnership. The General Partner of each Partnership will send its

Partners audited financial statements within 120 days after the end of its fiscal year of the

Partnership or as soon as practicable thereafter, except for any Partnership that was formed

to make a single portfolio investment (in which case audited financial statements will be

prepared for either the Partnership or the entity that is the single portfolio investment).[8] In

addition, as soon as practicable after the end of each tax year of a Partnership, each Partner

will receive a report showing the Partner's share of income, credits, deductions, and other

tax items.

9.      Interests in a Partnership will be non-transferable except with the prior

written consent of the General Partner.[9] No person or entity will be admitted into a

Partnership unless such person or entity is an Eligible Employee, a Qualified Participant of

an Eligible Employee, or a Blackstone entity. No sales load will be charged in connection

with the sale of Interests.

10.      An Eligible Employee's interest in a Partnership may be subject to

repurchase or cancellation in certain circumstances as described in the offering documents

related to the relevant Partnership. Upon repurchase or cancellation, the General Partner

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as an "accredited investor" under rule 501(a)(5) or 501(a)(6) of Regulation D and who will have access to
the directors and officers of the General Partner.

[8] If applicant implements a Pretax Plan, Eligible Employees participating in such Pretax Plan will be furnished
with a copy of the Pretax Plan, which will set forth at a minimum the same terms of the proposed investment
program as those that would have been set forth in a Partnership Agreement for a Partnership. Blackstone will
prepare an audited informational statement with respect to the investments deemed to be made by such Pretax
Plan, including, with respect to each investment, the name of the portfolio company and the amount deemed
invested by such Pretax Plan in the portfolio company. Blackstone will send each participant of such Pretax
Plan a separate statement based on the audited informational statement within 120 days after the end of the
fiscal year of Blackstone or as soon as practicable thereafter.

[9] If applicant implements a Pretax Plan, an Eligible Employee's participation rights in such Pretax Plan may
not be transferred, other than to a Qualified Participant in the event of the Eligible Employee's death.

will at a minimum pay to the Eligible Employee the lesser of (a) the amount actually paid by the Eligible Employee to acquire the Interest plus interest less prior distributions, and (b) the fair market value of the Interest as determined at the time of repurchase or cancellation by the General Partner.  The terms of any repurchase or cancellation will apply equally to any Qualified Participant of an Eligible Employee.

11.     Subject to the terms of the applicable Partnership Agreement, a Partnership will be permitted to enter into transactions involving (a) a Blackstone entity, (b) a portfolio company, (c) any Partner or person or entity affiliated with a Partner, (d) an investment fund or separate account that is organized for the benefit of investors who are not affiliated with Blackstone and over which a Blackstone entity will exercise investment discretion  or which is sponsored by a Blackstone entity ("Blackstone Third Party Fund"), or (e) any person or entity who is not affiliated with Blackstone and is a partner or other investor in a Blackstone Third Party Fund or a "Third Party Sponsored Fund"[10] (each a "Third Party Investor").  Prior to entering into any of these transactions, the General Partner or board of directors (or similar body) of the General Partner or any committee serving similar functions of the General Partner ("Board") must determine that the terms are fair to the Partners.

12.     A Blackstone entity (including the General Partner) acting as agent or broker may receive placement fees, advisory fees, or other compensation from a Partnership or a portfolio company in connection with a Partnership's purchase or sale of securities, provided that such placement fees, advisory fees, or other compensation can be deemed to be "usual and customary."  Such fees or other compensation will be deemed "usual and

customary" only if (a) the Partnership is purchasing or selling securities (directly or indirectly) alongside other unaffiliated third parties, including Blackstone Third Party Funds or Third Party Investors, who are similarly purchasing or selling securities, (b) the fees or other compensation being charged to the Partnership (directly or indirectly) are also being charged to the unaffiliated third parties, including Blackstone Third Party Funds or Third Party Investors (directly or indirectly), and (c) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, including Blackstone Third Party Funds and Third Party Investors.  A Blackstone entity, including the General Partner, also may be compensated for services to entities in which the Partnerships invest and to entities that are competitors of these entities, or from other unaffiliated persons or entities.

13.     The investment objective of each Partnership will be set forth in the offering documents relating to the specific Partnership.   A Partnership may invest directly or through investment pools (including private funds relying on sections 3(c)(1) and 3(c)(7) of the Act)[11]  and registered investment companies sponsored or managed by Blackstone or by third parties.  A Partnership will not acquire any security issued by a registered investment company if immediately after the acquisition the Partnership will own more than 3% of the outstanding voting stock of the registered investment company.

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[10] "Third Party Sponsored Fund" is an investment fund or pooled investment vehicle for which entities or persons unaffiliated with Blackstone are the sponsors or investment advisers.

[11] Applicant is not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Partnership's eligibility to invest in a Portfolio Investment relying on section 3(c)(1) or 3(c)(7) of the Act or the Portfolio Investment's status under the Act.

14.     The Partnerships may borrow from a General Partner or a Blackstone entity. The interest rate on such loans will be no less favorable to the Partnerships than the rate that could be obtained on an arm's length basis.  A Partnership will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the Partnership (other than short-term paper).  Any indebtedness of a Partnership will be non-recourse to the Limited Partners of the Partnership, except indebtedness incurred specifically on behalf of a Limited Partner where such Limited Partner has agreed to guarantee the loan or act as co-obligor on the loan.

Applicant's Legal Analysis:

1.     Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors.  Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests.  Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.        Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities.  Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act.  Applicant requests an order under sections 6(b) and 6(e) of the Act exempting applicant and any Partnerships from all provisions of the Act, except section 9 and sections 36 through 53 of the Act, and the rules and regulations under the Act.  With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

3.        Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company.  Applicant requests an exemption from section 17(a) to permit: (a) a Blackstone entity or a Blackstone Third Party Fund (or any affiliated person of the Blackstone Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by the Partnership; (b) any Partnership to invest in or engage in any transaction with any Blackstone entity or Blackstone Third Party Fund, acting as principal, (i) in which the Partnership, any company controlled by the Partnership, or any Blackstone entity or Blackstone Third Party Fund has invested or will invest, or (ii) with which the Partnership, any company controlled by the Partnership, or any Blackstone entity or Blackstone Third Party Fund is

or will become affiliated; and (c) any Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Partnership or any company controlled by the Partnership.

4.        Applicant states that an exemption from section 17(a) is consistent with the protection of investors and is necessary to promote the purpose of each Partnership. Applicant states that the Participants in each Partnership will be fully informed of the possible extent of the Partnership's dealings with Blackstone.  Applicant also states that, as professionals with experience in financial services businesses, Participants in each Partnership will be able to understand and evaluate the attendant risks.  Applicant asserts that the community of interest among the Participants in each Partnership and Blackstone will provide the best insurance against any risk of abuse.

5.        Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  Applicant requests relief to permit affiliated persons of each Partnership, or affiliated persons of any of these persons, to participate in or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit sharing plan in which the Partnership or a company controlled by the Partnership is a participant.

6.        Applicant asserts that compliance with section 17(d) would cause the Partnerships to forego investment opportunities simply because a Participant or other affiliated person of the Partnerships (or any affiliate of the affiliated person) made or is concurrently making a similar investment.  Applicant also states that because certain

attractive investment opportunities often require that each participant make available funds in an amount substantially greater than that available to one Partnership alone, there may be attractive opportunities that a Partnership may be unable to take advantage of except by co-investing with other persons, including affiliated persons.  Applicant notes that each Partnership will primarily be organized for the benefit of the employee Participants, as an incentive for them to remain with Blackstone and for the generation and maintenance of goodwill.   Applicant asserts that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

       7.      Co-investments with a Blackstone Third Party Fund, or by a Blackstone entity pursuant to a contractual obligation to a Blackstone Third Party Fund, will not be subject to condition 3 below.  Applicant notes that it is common for a Blackstone Third Party Fund to require that Blackstone invest its own capital in Blackstone Third Party Fund investments, and that Blackstone investments be subject to substantially the same terms as those applicable to the Blackstone Third Party Fund.  Applicant believes it is important that the interests of the Blackstone Third Party Fund take priority over the interests of the Partnerships, and that the Blackstone Third Party Fund not be burdened or otherwise affected by activities of the Partnerships.  In addition, applicant asserts that the relationship of a Partnership to a Blackstone Third Party Fund is fundamentally different from a Partnership's relationship to Blackstone.  Applicant contends that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Partnerships from any overreaching by Blackstone in the employer/employee context, whereas the same

concerns are not present with respect to the Partnerships and a Blackstone Third Party Fund.

8.      Section 17(e) of the Act and rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.   Applicant requests an exemption from section 17(e) to permit a Blackstone entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation can be deemed "usual and customary."  Applicant states that for the purposes of the application, fees or other compensation will be deemed "usual and customary" only if (a) the Partnership is purchasing or selling securities alongside other unaffiliated third parties, including Blackstone Third Party Funds or Third Party Investors, who are similarly purchasing or selling securities, (b) the fees or other compensation being charged to the Partnership are also being charged to the unaffiliated third parties, including Blackstone Third Party Funds and Third Party Investors, and (c) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, including Blackstone Third Party Funds or Third Party Investors.  Applicant asserts that, because Blackstone does not wish it to appear as if it is favoring the Partnerships, compliance with section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties.  Applicant asserts that the fees or other compensation paid by a Partnership to a

Blackstone entity will be the same as those negotiated at arm's length with unaffiliated third parties.

9.      Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration.  Rule 17e-1(c) under the Act requires each Partnership to comply with the fund governance standards defined in rule 0-1(a)(7) under the Act.  Applicant requests an exemption from rule 17e-1 to the extent necessary to permit each Partnership to comply with the rule without having a majority of the Board who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule, and without having to satisfy the standards set forth in paragraph (c) of the rule.  Applicant states that because all the Board members will be affiliated persons, without the relief requested, a Partnership could not comply with rule 17e-1.  Applicant states that each Partnership will comply with rule 17e-1 by having a majority of the Board members take actions and make approvals as are set forth in rule 17e-1.  Applicant states that each Partnership will comply with all other requirements of rule 17e-1.

10.      Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-1 under the Act imposes certain requirements when the custodian is a member of a national securities exchange.  Applicant requests an exemption from section 17(f) and rule 17f-1 to permit a Blackstone entity to act as custodian of Partnership assets without a written contract.  Applicant also requests an exemption from the rule 17f-1(b)(4) requirement that an independent accountant periodically verify the assets held by the custodian.  Applicant states that, because of the community of interest of

all the parties involved and the existing requirement for an independent audit, compliance with these requirements would be unnecessary. Each Partnership will otherwise comply with all the provisions of rule 17f-1.

11.     Applicant also requests an exemption from rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2:  (a) a Partnership's investments may be kept in the locked files of the General Partner (or a Blackstone entity) for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or a Blackstone entity) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or a Blackstone entity) will be deemed to be officers of the Partnership, and (iii) the Board will be deemed to be the board of directors of the Partnership and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner (or a Blackstone entity).  Applicant expects that some of the Partnerships' investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  Applicant asserts that these instruments are most suitably kept in the files of the General Partner (or a Blackstone entity), where they can be referred to as necessary.

12.     Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding.  Applicant requests exemptive relief to permit the Board, regardless of whether it

is (or each of its members are) deemed interested persons, to take actions and make determinations set forth in the rule. Applicant states that, because the General Partner will be affiliated with the Partnership, a Partnership could not comply with rule 17g-1 without the requested relief. Applicant also states that each Partnership will comply with all other requirements of rule 17g-1, except that the Partnerships request an exemption from the requirements of paragraphs (g) and (h) or rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and relating to this provision of notices to the board of directors, and an exemption from the requirements of paragraph (j)(3) of rule 17g-1 that the Partnerships comply with the fund governance standards defined in rule 0-1(a)(7).

13.     Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicant requests an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Partnerships.

14.     Applicant requests an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicant contends that the forms prescribed by the Commission for periodic reports have little relevance to a Partnership and would entail

administrative and legal costs that outweigh any benefit to the Participants.  Applicant

requests exemptive relief to the extent necessary to permit each Partnership to report

annually to its Participants.  Applicant also requests an exemption from section 30(h) of the

Act to the extent necessary to exempt the General Partner of each Partnership, directors and

officers of the General Partner and any other persons who may be deemed to be members of

an advisory board of a Partnership from filing Forms 3, 4, and 5 under section 16(a) of the

Exchange Act with respect to their ownership of Interests in the Partnership.  Applicant

asserts that, because there will be no trading market and the transfers of Interests will be

severely restricted, these filings are unnecessary for the protection of investors and

burdensome to those required to make them.

15.     Rule 38a-1 requires investment companies to adopt, implement and

periodically review written policies reasonably designed to prevent violation of the federal

securities law and to appoint a chief compliance officer.  Each Partnership will comply will

rule 38a-1(a), (c) and (d), except that (a) because the Partnership does not have a board of

directors, the board of directors or other governing body of the General Partner will fulfill

the responsibilities assigned to the Partnership's board of directors under the rule, (b) since

the board of directors or other governing body of the General Partner does not have any

disinterested members, approval by a majority of the disinterested board members required

by rule 38a-1 will not be obtained, and (c) since the board of directors or other governing

body of the General Partner does not have any independent directors, the Partnerships will

comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet

with the independent directors by having the chief compliance officer meet with the board

of directors or other governing body of the General Partner as constituted.

Applicant's Conditions:

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.      Each proposed transaction otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 to which a Partnership is a party (the "Section 17 Transactions") will be effected only if the Board determines that:

(a)      the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Partners of the participating Partnership and do not involve overreaching of such Partnership or its Partners on the part of any person concerned; and

(b)      the Section 17 Transaction is consistent with the interests of the Partners of the participating Partnership, such Partnership's organizational documents and such Partnership's reports to its Partners.

 In addition, the Board will record and will preserve a description of all Section 17 Transactions, the Board's findings and the information or materials upon which the Board's findings are based and the basis for the findings.  All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff.  Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.      The Board will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any

affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.

3.      The General Partner will not make on behalf of a Partnership any investment in which a " Co-Investor" with respect to any Partnership (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which such Partnership and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives such General Partner sufficient, but not less than one day's notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the participating Partnership holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term "Co-Investor" with respect to any Partnership means any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of such Partnership (other than a Blackstone Third Party Fund); (b) a Blackstone entity; (c) an officer, director or partner of a Blackstone entity; or (d) an entity (other than a Blackstone Third Party Fund) in which the Company or an Affiliate acts as a general partner or has a similar capacity to control the sale or other disposition of the entity's securities.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which such Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of such Co-Investor, including step and adoptive relationships, or to a trust or other

investment vehicle established for any such immediate family member; (c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under section 6 of the Exchange Act; (d) when the investment is comprised of securities that are NMS securities pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities; or (f) when the investment is comprised of securities that are government securities as defined in section 2(a)(16) of the Act.

4.      Each Partnership and its General Partner will maintain and preserve, for the life of such Partnership and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in such Partnership, and each annual report of such Partnership required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff.  Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.      The General Partner of each Partnership will send to each Participant in that Partnership, at any time during the fiscal year then ended, Partnership financial statements audited by such Partnership's independent accountants, except under certain circumstances in the case of a Partnership formed to make a single Portfolio Investment.  In such cases,

the Partnership may send unaudited financial statements, but each Participant will receive financial statements of the single Portfolio Investment audited by such entity's independent accountants.  At the end of each fiscal year, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership.  In addition, within 120 days after the end of each fiscal year of each Partnership or as soon as practicable thereafter, the General Partner will send a report to each person who was a Participant at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6.    If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of Blackstone (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary